Interim Financial Report
for the twelve months ended March 31, 2004

                                                                      [CAE LOGO]

                                 [PHOTOGRAPHS]


                                                  Fourth Quarter Report

Table of Contents


                                                1
                                                Report to Shareholders

                                                5
                                                Management's
                                                Discussion and
                                                Analysis:
                                                Twelve months
                                                ending March 31, 2004

                                                6
                                                Summary of
                                                Consolidated Results

                                                9
                                                Liquidity and
                                                Capital Resources

                                                10
                                                Civil Simulation
                                                and Training

                                                13
                                                Military Simulation
                                                and Training

                                                16
                                                Marine Controls

                                                18
                                                Consolidated
                                                Balance Sheets

                                                19
                                                Consolidated
                                                Statements of
                                                Earnings

                                                19
                                                Consolidated
                                                Statements of
                                                Retained Earnings

                                                20
                                                Consolidated
                                                Statements of
                                                Cash Flow

                                                21
                                                Notes to the
                                                Consolidated
                                                Financial
                                                Statements

                                                          REPORT TO SHAREHOLDERS


Report to Shareholders

Fourth Quarter Results


CAE reported earnings from continuing operations for the fourth-quarter of C$15.5 million (or 6 cents per share) and C$67.1 million (or 29 cents per share) for the fiscal year ended March 31, 2004. These results compare to fourth-quarter earnings of C$39.0 million (or 18 cents per share) and full-year earnings of C$131.0 million (or 60 cents per share) respectively in the prior fiscal year. Fourth-quarter and full-year earnings were reduced 3 cents per share by a C$10.0 million restructuring charge related to two workforce reductions. Foreign exchange impacts reduced fourth-quarter and full-year earnings by 3 cents and 11 cents per share, respectively, relative to the prior year.

     President and CEO Derek H. Burney stated, "The second half of fiscal year 2004 saw stronger earnings, orders and cash flow than in the preceding six months. The challenge in 2005 and beyond is to improve our margins and bolster earnings across the board."

     Consolidated revenues from continuing operations in the fourth quarter decreased 4% from the prior year to C$299.3 million, with lower revenues in the Civil Simulation and Training ("Civil") and Marine Controls ("Marine") units partially offset by increased Military Simulation and Training ("Military") revenues. Full-year revenue declined 3% to C$1.093 billion. Full-year revenue would have increased 4% from the prior year net of foreign exchange impacts.

     Fourth-quarter earnings before interest and taxes ("EBIT") generated by CAE's three business units before the restructuring charge were 11% higher than in the third quarter, though 39% below the performance in the prior year. The improvement from the third quarter is attributable to a 26% increase in the EBIT generated by the Military Simulation and Training ("Military") unit, while the decline in fourth-quarter EBIT relative to the prior year is attributable primarily to a substantially lower contribution from Civil. Consolidated EBIT for the fourth quarter (including the restructuring charge) were C$27.1 million compared to C$60.5 million in the prior year.

     Full-year EBIT generated by CAE's three business units before the restructuring charge were 45% below the prior fiscal year at C$121.6 million, with 58% of these earnings generated in the second half of the fiscal year. The performance of the Civil and Military units during the fiscal year was affected by adverse civil aviation market conditions affecting volumes and prices, new military programs and the development of prototype simulators with higher initial costs. In addition to the restructuring charge, corporate costs were higher than in the prior fiscal year, due primarily to the recognition of higher long-term compensation costs and pension expense. The negative impact of lower EBIT on full-year earnings from continuing operations was mitigated by lower interest and income tax expense.

     Net earnings for the full year were C$64.0 million (or 27 cents per share) due to a C$3.1 million loss on discontinued operations, including an after-tax loss of C$1.2 million realized in the fourth quarter resulting from pension settlement costs for the Canadian operations of the divested forestry operations and costs related to employee transfers in the German cleaning technologies operations.

                                                1 CAE FOURTH QUARTER REPORT 2004

REPORT TO SHAREHOLDERS



     The backlog at March 31 was C$2.9 billion compared to C$2.7 billion a year ago. Both amounts include expected revenue under committed training contracts in Civil's backlog.

     CAE's net debt, defined as long-term debt less cash and short-term investments, was reduced by C$216.7 million compared to March 31, 2003. This reduction was accomplished through the receipt of C$122.5 million from sale and leaseback transactions and approximately C$168.0 million (net of fees and expenses) from the issuance of common shares, offset partially by lower cash from operations and higher non-cash working capital relative to last year. The increase in non-cash working capital is attributable to lower accounts payable and accrued liabilities due to lower civil equipment activity, higher accounts receivable (mainly unbilled sales on certain Military and Marine programs) and an increase in inventories (primarily for the advance build of certain Civil simulators).

     A C$53.0 million reduction in non-cash working capital during the fourth quarter enabled the Company to generate positive free cash flow of C$54.3 million (defined as cash provided by continuing operating activities less capital expenditures and dividends paid) for the quarter. The Company received approximately C$10 million just prior to the year-end through the successful achievement of the Chinook helicopter simulator milestone for the Government of Singapore and remains on target to achieve certain milestones in the German NTF program that should result in cash receipts of approximately C$40 million over the rest of the calendar year.

     Capital expenditures for the year amounted to C$94.5 million compared to C$238.9 million in the prior year reflecting lower expenditures for Civil training.

Business Unit Highlights
Civil generated operating earnings of C$12.0 million for the fourth quarter compared to C$10.9 million in the third quarter and C$29.5 million in the prior year. Fourth-quarter revenues of C$128.9 million were 15% higher than the third quarter. Revenues were 6% lower than in the prior year period despite a 5% increase in training revenues. Full-year operating earnings were C$39.4 million compared to C$116.2 million, while full-year revenue decreased 11% to C$461.8 million. The reduction in revenue, EBIT and margins relative to the prior year is attributable primarily to lower volumes, price pressures and a stronger Canadian dollar.

     Civil ended the fiscal year with 16 full-flight simulator orders (compared to 11 orders in the prior year) and a training network with an installed base of over 100 simulators located at more than 20 locations on four continents. Capacity utilization of the training base increased to 64% during the year compared to 60% last year. Training revenue increased 10% compared to the prior year, or about 20% net of foreign exchange impacts. Training accounted for approximately 60% of Civil's total revenue for the fiscal year compared to 48% in the prior year.


2 CAE FOURTH QUARTER REPORT 2004

                                                          REPORT TO SHAREHOLDERS



     Military generated fourth-quarter operating earnings of C$15.9 million compared to C$12.6 million in the third quarter and $22.1 million in the prior fiscal year. Fourth-quarter revenues of C$131.2 million were 6% higher than in the prior year though lower than the third quarter, when CAE (as prime contractor in the German NTF program) recognized substantial low-margin revenues flowing to subcontractors. The increase in Military's earnings relative to the third quarter is attributable primarily to a changing program mix. Full-year earnings of C$52.6 million compared to C$73.6 million in the prior year, while full-year revenue increased 6% from last year to C$472.8 million.

     Military ended the fiscal year with C$507.1 million in new orders - C$287.0 million secured in the second half of the year - compared to C$284.6 million in the entire prior year. Among the second half orders were contracts to provide a range of advanced simulation equipment to the U.S. Army's 160th Special Operations Aviation Regiment (Airborne).

     Marine generated fourth-quarter operating earnings of C$9.2 million on revenues of C$39.2 million, compared to earnings of C$8.9 million and revenues of C$50.7 million in the prior year period. The decline relative to last year reflects delays on the Astute training program flowing from delays in the actual submarine construction, as well as the beneficial impact on last year's results of the German Frigate 124 program completion. During the quarter, Marine received a C$13.4 million order to provide a simulator for NOK's Beznau nuclear power plant in Switzerland.

     Marine's second-half operating earnings of C$19.1 million and revenue of C$90 million represented increases of 82% and 31%, respectively, over comparable first-half results. Full-year operating earnings and revenue were C$29.6 million and C$158.6 million compared to C$31.8 million and C$167.6 million, respectively, in the prior fiscal year. Excluding foreign exchange impacts, Marine's results would have been essentially in line with the prior year.

     This report includes forward-looking statements that are based on certain assumptions and reflects CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.


                                                3 CAE FOURTH QUARTER REPORT 2004

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



Management's Discussion and Analysis

Twelve months ending March 31, 2004

Management's Discussion and Analysis (MD&A) for the fourth quarter of fiscal 2004 financial results focuses on the core businesses of CAE Inc. (CAE): Civil Simulation and Training (Civil), Military Simulation and Training (Military) and Marine Controls (Marine). The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited financial statements contained on pages 18 to 30, as well as with the MD&A and the Consolidated Financial Statements and Notes included in CAE's annual report for the year ended March 31, 2003, which is available at www.cae.com or from CAE directly. All dollar amounts referred to herein are Canadian dollars, unless otherwise specified.

     This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions, which CAE considered reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect.

     As described in the Business Risk and Uncertainties section included in CAE's annual report for the year ended March 31, 2003, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst other factors: the purchase and timing of delivery of new aircraft and vessels by and to civil, military and marine customers; reduced defense spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of our research and development program and our ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing our business strategy; foreign currency fluctuations; and general political, economic and financial conditions in the markets in which CAE operates.

     This MD&A provides comments as to how the impact of the appreciation of the Canadian dollar against its US counterpart affected CAE's results in the fourth quarter of fiscal 2004 as compared to the fourth quarter of fiscal 2003. CAE believes that this is useful supplemental information as it provides an indication of performance excluding such currency fluctuation. Readers should be cautioned, however, that this information should not be confused with or used as an alternate for performance determined in accordance with Canadian GAAP.

     Free cash flow does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. CAE considers free cash flow to be an indicator of the financial strength and performance of its business as it shows how much cash is available to repay debt and to reinvest in the Company.

     Unless otherwise mentioned in this MD&A, the Outlooks provided in CAE's annual MD&A, included in its annual report for the year ended March 31, 2003, remain unchanged.


                                                5 CAE FOURTH QUARTER REPORT 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS



Summary of Consolidated Results
Continuing Operations
Earnings from Continuing Operations
Consolidated earnings from continuing operations for the three month period ended March 31, 2004, amounted to $15.5 million or 6 cents per share compared to $39.0 million or 18 cents per share reported in the same period last year. Year-to-date consolidated earnings from continuing operations amounted to $67.1 million or 29 cents per share compared to $131.0 million or 60 cents per share reported in fiscal 2003. Fourth quarter earnings and earnings for the year were reduced 3 cents a share due to a $10.0 million restructuring charge before tax related to the company's workforce reductions.

     Earnings before interest, income taxes and discontinued operations (EBIT) for the quarter amounted to $27.1 million, compared to $60.5 million for the same period a year ago. Fourth quarter EBIT, before the $10.0 million restructuring charge was 11% higher than in the third quarter, though 39% below the performance of the prior year. The decline in EBIT relative to the prior year is attributable to a substantially lower contribution from Civil. The EBIT for Civil was affected by a significant reduction in equipment volumes, lower selling prices combined with the effect of a stronger Canadian dollar. Military realized a 26% increase in EBIT this quarter versus last quarter, however, on a year-over-year basis the EBIT was down 28%. This reduction was a result of lower margins, due to the current mix of a significant number of new programs. Marine reported a 3% increase in EBIT over the prior year on lower revenue as it was able to lower its product costs.

     On a consolidated basis EBIT for the fourth quarter was impacted by an $8.2 million restructuring charge for severance and other involuntary termination costs. These costs relate mainly to the workforce reduction in the Montreal plant of approximately 250 employees, following the Canadian government decision to award the CF-18 simulation equipment contract to a competitor. This amount, added to the $1.8 million of severance costs incurred earlier in the fourth quarter, brought the total for the year to $10.0 million.

     The results of all of CAE's business segments were also impacted, both in the fourth quarter and for the year, by the substantial and rapid appreciation of the Canadian dollar's value relative to the US dollar. Compared to the fourth quarter of the prior year, CAE's earnings per share were reduced by 3 cents as a result of the appreciation in the Canadian dollar's value against the US dollar. The impact of foreign exchange fluctuations on earnings from continuing operations for the quarter was approximately $6.4 million. On a cumulative basis, the impact was approximately $24.6 million, or 11 cents per share. An analysis of this impact on each individual business segment is available in their respective sections of this MD&A.

     Other contributing factors to lower earnings from continuing operations were an increase of $2.6 million in pension expense in the first half of the fiscal year, caused by the decrease in the rate of return on plan assets for defined benefit pension plans from 9.0% to 6.5%, combined with additional costs of $6.8 million


6 CAE FOURTH QUARTER REPORT 2004

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



for long-term incentive compensation. The latter increase was a result of the change in value of outstanding deferred share units and from prospectively expensing its stock options on April 1, 2003, using the fair value method.

     Interest expense amounted to $4.8 million for the quarter compared to $4.6 million for the same period last year. For the fiscal year, interest expense decreased to $23.9 million from $30.4 million in the prior year, as CAE decreased its debt levels through the issuance on September 30, 2003, of common shares, which yielded CAE a net receipt of approximately $168.0 million; and the proceeds of approximately $122.5 million from the sale and leaseback of seven simulators during the course of the year, the majority of which were completed on September 30, 2003.

     The annual results from continuing operations benefited from a reduction in the income tax rate to 24% as compared to 31% in fiscal 2003. The year-to-date tax rate was influenced, in the first quarter, by tax benefits recorded on prior years' tax losses in Australia.The quarterly fluctuation in the income tax rate reflects a change to the mix of income for income tax purposes from various jurisdictions.

Revenue
Consolidated revenue for the last quarter of fiscal 2004 decreased by 4% to $299.3 million compared to the same period last year. Excluding the effect of foreign exchange, which reduced revenue by $21.9 million, the quarterly revenue would have increased by 3%. Civil's decline was attributable to adverse market conditions resulting in much lower equipment sales, offset partially by higher training revenue. The 6% increase in Military's revenue was attributed to higher activity from support services and certain land-based programs in Germany. The decrease in Marine to $39.2 million from $50.7 million was due in part to a significant contribution on the completion of the Frigate 124 program in Germany last year ($8.0 million) and the delays on the Astute program as the manufacturing of the submarine itself is behind schedule. For the fiscal year, consolidated revenues decreased by 3% to $1.093 billion compared to the preceding year. Excluding the impact of foreign exchange, revenue would have exceeded the prior year by just over 4%. The changes in year-over-year revenue for each business segment, an 11% decrease for Civil, a 6% improvement for Military and a 5% reduction for Marine, are attributable to the factors previously noted for the fourth quarter.

Discontinued Operations
During the quarter CAE realized an after-tax loss for discontinued operations of $1.2 million. This loss resulted from two components: the first, an actuarial calculation of the curtailment loss with respect to the partial termination of the company's defined benefit pension plan in connection with the divestments of the Canadian operations of the Forestry businesses, for $0.5 million. The second, $0.7 million to cover costs incurred with respect to the transfer of employees in CAE German Cleaning Technologies operations. For the year, the loss from discontinued


                                                7 CAE FOURTH QUARTER REPORT 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS



operations amounted to $3.1 million or 2 cents a share compared with $13.8 million or 7 cents a share last year. The Company completed the sale of the last of its discontinued operations during fiscal 2004.

Net Earnings
Consolidated net earnings of $14.3 million for the fourth quarter were down $10.9 million compared to last year. Year-to-date consolidated net earnings amounted to $64.0 million compared to $117.2 million last year.

Cash Flow
CAE's cash and short-term investment balances at the end of the quarter amounted to $61.9 million, a decrease of $28.5 million compared to the last quarter, while the long-term debt, including the current portion, decreased by $49.3 million to $636.9 million. Free cash flow (net cash provided by continuing operating activities less capital expenditures and dividends paid) for the quarter amounted to $54.3 million, up $105.8 million compared to the third quarter. The positive free cash flow stems primarily from a $53.0 million reduction in non-cash working capital. CAE was successful in achieving the Chinook helicopter simulator milestone for the Government of Singapore resulting in the collection of approximately $10.0 million just prior to the year-end. The company is on target to achieve certain milestones on the German NTF which should result in payments of $38.6 million during the following nine months.

     CAE's net debt, defined as long-term debt less cash and cash equivalents and short-term investments, decreased by $216.7 million compared to March 31, 2003. The reduction was accomplished from the receipt of $122.5 million from sale and leaseback transactions and approximately $168.0 million net of fees and expenses from the issuance of common shares. This was offset by lower cash from operations as compared to last year resulting from lower earnings and an increase in non-cash working capital. The increase in non-cash working capital is related to lower accounts payable and accrued liabilities due to lower Civil equipment activity, higher accounts receivable, mainly from unbilled sales on certain Military and Marine programs, and an increase in inventories primarily for the advance build of certain Civil simulators. Capital expenditures for the year amounted to $94.5 million, compared to $238.9 million in the prior year. The majority of the latter expenditure was for the expansion of the Civil training business. In fiscal 2003 the installed base increased from 59 to 89 FFS, for a total expansion of 30 FFS. In the current year, the Company has reduced its expenditures in response to the market environment, for a total expansion of 13 FFS.

Backlog
Backlog for comparison purposes has been restated. For a detailed discussion on the issues regarding the restatement see Civil's section of this MD&A. CAE's consolidated backlog as at March 31, 2004, was $2.9 billion, $107.9 million higher than the previous quarter and $160.8 million higher than last year's level.


8 CAE FOURTH QUARTER REPORT 2004

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


Liquidity and Capital Resources
Committed bank lines at floating interest rates permit CAE to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at March 31, 2004, was $619.8 million of which 49% ($305.3 million) was utilized. At March 31, 2003, the total available amount was $872.8 million, of which 52% ($451.9 million) was utilized.

     CAE is in full compliance with all bank covenants at the end of the quarter. It also has the ability to borrow under non-committed operating lines in various currencies for up to $28.2 million, of which $6.4 million was drawn as at March 31, 2004. Both the availability and utilization are lower than at March 31, 2003, where they stood at $89.0 million and $41.3 million, respectively.

     As at March 31, 2004, CAE had long-term debt totaling $636.9 million. This compares to long-term debt of $811.4 million at March 31, 2003. At March 31, 2004, the short-term portion of the long-term debt was $13.5 million compared to $13.4 million at March 31, 2003.

     CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at March 31, 2004, CAE had $211.0 million Canadian dollar equivalent in forward contracts compared to $102.9 million Canadian dollar equivalent in forward contracts as at March 31, 2003. During the year, CAE reviewed its foreign currency risk management policies and procedures while preparing for the April 1, 2004, implementation of the CICA Accounting Guideline on Hedging Relationships, and CAE's hedging strategy evolved from primarily hedging on a net foreign currency cash flow basis to more specific contract hedging.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt. The mix of fixed rate versus floating rate debt on its long-term debt was 45% - 55% respectively as at March 31, 2004. The change in that mix since March 31, 2003, when it stood at 38% - 62% respectively, is due mainly to the reduction in utilization of the committed bank facilities where the borrowings are all at floating rates. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate term debt totaling $114.6 million.

     As well, CAE hedges its exposure to the fluctuation in its share price, which impacts the cost of its various deferred share unit (DSU) plans. In March 2004, the Company entered into a hedging contract to reduce its cash and earnings exposure to the fluctuation in the Company's share price relating to the DSU plans. As at March 31, 2004, the hedging contract covered 700,000 shares of the Company.


                                                9 CAE FOURTH QUARTER REPORT 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS



     In the normal course of business, CAE has issued letters of credit and performance guarantees for a total amount of $207.7 million at March 31, 2004, compared to $195.1 million at March 31, 2003. The increase is due to a large guarantee issued as credit support for the benefit of the owner participant in the September 30, 2003, sale and leaseback transaction, offset by a reduction in advance payment and contractual performance guarantees in all three divisions.

Sale and Leaseback Transactions
The following is a summary at March 31, 2004, of the existing sale and leaseback transactions for simulators currently in service in Civil's training locations, accounted for as operating leases on CAE's financial statements:

                                                                                                  Un-
                                                                 Initial          Imputed   amortized   Residual
(amounts in millions            Fiscal   Number  of       Lease     Term          Interest   Deferred      Value
of Canadian dollars)              Year   Simulators  Obligation   (Years)            Rate        Gain  Guarantee
----------------------------------------------------------------------------------------------------------------
SimuFlite                      2002/03            6      $ 76.5        12              5.6%     $ 2.2          -
SimuFlite                         2004            5       122.1        20              5.5%       5.6          -
Toronto Training
     Centre                       2002            2        48.7        21              6.4%      17.3      $ 9.2
Air Canada
     Training Centre              2000            2        38.2        20              7.6%      15.3        8.3
Denver/Dallas
     Training Centers             2003            5       100.8        20              5.0%      34.5          -
Amsterdam
     Training Centre              2002            3        29.2         8         6.4%/9.8%         -          -
China Southern
     Joint Venture(1)             2003            5        26.5        15              3.0%         -          -
Others                               -            7        37.3        10  3.2%(2)/7.3%/10.1%    15.6       15.6
----------------------------------------------------------------------------------------------------------------
                                                 35     $ 479.3                                $ 90.5     $ 33.1
----------------------------------------------------------------------------------------------------------------
Annual Lease Payments
     (upcoming 12 months)                                $ 45.0
----------------------------------------------------------------------------------------------------------------

(1) Joint venture in which CAE has a 49% interest.
(2) Floating Rate Basis.


Civil Simulation and Training
CAE's Civil Simulation and Training business is a world leader in the design and production of commercial flight simulators, visual systems and a world-leading supplier of integrated aviation training solutions. As at March 31, 2004, CAE has an installed base of 102 full-flight simulators (FFS) (89 FFS as at March 31, 2003) at 21 locations on four continents, making it the second largest independent training company in the world in each segment - business aircraft, regional jets and wide body aircraft. CAE also remains the leader in selling FFS.


10 CAE FOURTH QUARTER REPORT 2004

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



Review of Operations
CAE recently received its fifteenth and sixteenth FFS orders for fiscal 2004. The fifteenth FFS order was for an Embraer ERJ 145 simulator to be delivered in spring 2005 to China Southern Airlines. The contract value was approximately $17.0 million. The sixteenth and final FFS order for the 2004 fiscal year was a $19.0 million contract from EVA Air to provide a Boeing 777-300ER full-flight simulator and visual system, as well as upgrades to the visual systems on the airline's MD-11 and Boeing 747 simulators.

     CAE will deliver a Boeing 737NG/BBJ FFS to Dubai-based Emirates in the spring of 2005. The simulator, a next generation CAE Sim XXI(TM) platform, marked the fourteenth FFS order for CAE in fiscal 2004. The contract was worth approximately $16.0 million.

     Southwest Airlines has selected CAE for a Boeing 737-700 FFS and related flight training devices, a contract worth about $25.0 million - CAE's thirteenth FFS order. The training devices will be installed at the airline's facility at Love Field in Dallas, Texas.

     Transport Canada (TC) is the latest to qualify the CAE Simfinity(TM) integrated procedure trainer (IPT) as a Level 4 training device. On January 8, 2004, TC qualified CAE's convertible Dash 8-100/300 - CRJ 100/200 IPT, which is used primarily by Air Canada Jazz at CAE's Toronto training centre. Last March, the US Federal Aviation Administration also granted Level 4 qualification for CAE's Bombardier CRJ 200 IPT used as part of Atlantic Coast Airlines' training program.

     CAE has been selected to provide US Airways with Embraer 170 and CRJ200 ground school training equipment that will become part of the airline's integrated training package. The CAE Simfinity(TM) IPTs and virtual simulators are valued at approximately $6.5 million.

     To date, CAE has delivered to Airbus 15 of the 20 CAE SimfinityTM maintenance/flight training devices (M/FTDs) initially ordered last March in a $30.0 million agreement. The remaining devices will be delivered during the spring.

     The Federal Aviation Administration has exercised a contract option worth about $3.0 million for a Boeing 737-800 CAE Simfinity(TM) IPT virtual simulator and associated hardware that the regulatory body will use for research.

     CAE and Malaysia-based AirAsia have signed a 10-year aviation training agreement. This signals CAE's continued expansion into the Asia Pacific training market. Under the agreement, CAE is to install and operate a Boeing 737 FFS, which will be used to train Boeing 737-300/400/500 pilots. CAE forecasts $16.0 million in revenue over the life of the agreement.

     In recent months CAE signed a number of new aviation training contracts, including agreements with 22 airlines for its centres in Europe, Asia, and the Americas estimated to be worth more than $10.0 million. Airlines training in Europe include Air Astana, Alpi Eagles, Blue Panorama and Holland Exel. New customers in the Americas and Asia include Aloha Airlines and Vietnam Airlines.

                                               11 CAE FOURTH QUARTER REPORT 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS



     CAE and Aeroflot unveiled the CAE-built Airbus A320 FFS during an official inaugural ceremony at the airline's training centre in Moscow, which is the largest such facility in the Commonwealth of Independent States and Baltic States.

Financial Results
(amounts in millions of Canadian dollars,
except operating margins)      Q4-2004    Q3-2004   Q2-2004   Q1-2004   Q4-2003
--------------------------------------------------------------------------------
Revenue                    $     128.9      112.5     111.3     109.1     137.7
EBIT                       $      12.0       10.9       9.9       6.6      29.5
Operating margins          %       9.3        9.7       8.9       6.0      21.4
Backlog (restated)         $   1,021.3      988.8     839.0     784.6     877.1
--------------------------------------------------------------------------------

Civil's revenue for the quarter totaled $128.9 million, $8.8 million or 6% below the fourth quarter last year. This decline was attributable to negative foreign exchange impacts of $19.9 million, as well as intense competition and pricing pressures in the equipment market. Excluding the impacts of foreign exchange, training revenues showed strong growth of 14% compared to the prior year's fourth quarter, reflecting market expansion from a higher number of simulators in its installed base. Excluding the effects of currency fluctuations, revenue for the quarter would have been 15% higher at $148.8 million.

     Revenues for the year amounted to $461.8 million, 11% or $55.4 million below the same period last year. The decrease in equipment revenues was primarily due to the continuing weakness in the commercial aerospace market, resulting in severe competition and downward pricing pressure. Training continued its growth with an increase in the number of simulators deployed in the network, as well as a notable increase in utilization in the latter part of the year. Excluding the effects of foreign exchange, revenue would have reached $517.5 million.

     Civil's EBIT for the quarter amounted to $12.0 million, $17.5 million or 59% lower than the fourth quarter last year. The decline against the prior year is attributable to lower levels of revenue, combined with downward pricing pressure. Foreign exchange fluctuations had a significant impact on EBIT, in particular the decrease of the US dollar by 13% against the Canadian dollar. Approximately $12.4 million of the decrease in operating income for the year is due to foreign currency fluctuations.

     EBIT of $39.4 million for the year was 66% ($76.8 million) lower than last year. Civil experienced difficult market conditions during the fiscal year due to the residual effects of SARS, the Iraq war and the large number of airlines in financial difficulty. In addition, the accounting for sale and leaseback financing had a negative contribution to Civil segment's results as these operating lease payments include an interest component, and are accounted for in EBIT. On the positive side overall utilization rates of its installed simulator base have continued to increase throughout the year to finish at 64%, 4 percentage points higher than last year. Civil has been hard hit by foreign exchange fluctuations. Excluding foreign exchange, EBIT for the year would have reached $69.8 million, $30.4 million higher than actual results.

12 CAE FOURTH QUARTER REPORT 2004

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



     Backlog for Civil consists of both equipment sales and training services. The training services portion includes revenues from customers under both long and short-term contractual arrangements where training revenues are guaranteed or expected based on current customer requirements. This backlog does not include customers where training services are not committed to CAE. CAE's ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers.

     Civil's backlog has been restated to reflect the above-mentioned methodology. Backlog at the end of this fiscal year totaled $1,012.3 million, up $32.5 million from $988.8 million last quarter and $144.2 million from $877.1 million at March 2003. Civil continues to maintain its market dominance by winning 84% of completed orders with 16 FFS orders won out of a total of 19 possible FFS orders.

Outlook
On Civil's equipment side, confidence remains high with CAE winning 84% of competed contracts in fiscal 2004, a sizeable order from Jet Blue and a key contract for the development of the world's first Airbus A380 simulator.

     Having increased its installed base during fiscal 2004 from 89 to 102 FFS, as well as enhancing its training coverage and capabilities, CAE expects continued growth in its civil training business.

     CAE expects to maintain its commanding leadership position for competed sales of civil simulators, visual systems and CAE SimfinityTM simulation-based 2D and 3D trainers due to its focus on customer relationships, its commitment to innovation and technology, product quality, reliability, and efficiency, and its continuing efforts to shorten delivery cycles through process improvements.

     On February 12, 2004, the CAE-Iberia training business received regulatory clearance from the Ministry of Economy of Spain for the merger. It commenced operations immediately. CAE and Iberia have an 80/20 equity split, respectively. Initial annual revenues are estimated at $30.0 million and are expected to increase thereafter, based on Iberia's expected growth and CAE's development of third-party training opportunities.

Military Simulation and Training
CAE's Military Simulation & Training business is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training is developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European weapon systems. The customer base is extensive as well, CAE having made sales to over 30 countries globally.

                                               13 CAE FOURTH QUARTER REPORT 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS



Review of Operations
NHIndustries (NHI) has selected the CAE-Thales Training & Simulation team as the preferred bidder to provide a range of NH90 helicopter training systems throughout Europe in a program valued at approximately (euro)400.0 million ($650.0 million). NHI is managing the procurement of the NH90 training systems for the NATO Helicopter Management Agency (NAHEMA) and the Nordic Standard Helicopter Program (NSHP). NAHEMA represents the governments of Germany, Italy, France, Netherlands, and Portugal while NSHP represents Norway, Sweden, and Finland. This re-affirms CAE's technology leadership for rotary-wing training.

     CAE has received a subcontract from Northrop Grumman Corporation valued at $11.3 million to upgrade two US army AH-64A Apache combat mission simulators
(CMS). This will mark the fifth and sixth AH-64A Apache CMS to be upgraded by the CAE-Northrop Grumman team.

     The US Army Program Executive Office - Simulation, Training, and Instrumentation (PEO-STRI) has awarded CAE-USA a contract valued at more than $57.0 million to provide a new MH-47G Chinook CMS and begin design for refurbishment and upgrade of the existing MH-60K Black Hawk CMS for the Army's 160th Special Operations Aviation Regiment - Airborne.

     CAE has signed two contracts for its Magnetic Anomaly Detection (MAD) system, as it was selected for two maritime patrol aircraft programs. In Japan, Kawasaki Heavy Industries will serve as prime contractor to design and develop a new maritime patrol aircraft for the Japan Defence Agency (JDA). CAE has signed a contract with Mitsubishi Electric Corporation to license the manufacture of CAE's MAD system for the first prototype and follow-up production aircraft. The initial contract is valued at more than $7.0 million, with follow-up business from licensing and manufacturing fees potentially valued at over $30.0 million depending on the number of production aircraft procured by the JDA. Under the second program, CAE is to provide its MAD system under a contract and options valued at approximately $10.0 million as part of the Canadian Forces CP-140 Aurora Incremental Modernization Program.

     Australia's Defence Materiel Organisation has awarded CAE a $9.2 million contract to provide CAE SimfinityTM military virtual maintenance trainers for the Royal Australian Navy's S-70B Seahawk and Australian Army's S-70A Black Hawk helicopters as well as a replicated cockpit for the Seahawk.

     CAE-USA has been awarded a $21.0 million contract to develop and implement a new common environment and common database architecture for the US Army's elite 160th Special Operations Aviation Regiment - Airborne. The contract, to be exercised in two phases over the next three years, was awarded by the US Army PEO-STRI.

     Lockheed Martin has signed a contract valued at more than $95.0 million, with options, to provide three KC-130J Weapon Systems Trainers (WSTs) to the US Marine Corps. Design, manufacture, and integration of the WSTs have been subcontracted to CAE-USA in a contract valued at approximately $44.0 million.


14 CAE FOURTH QUARTER REPORT 2004

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



     CAE has been awarded a one-year contract extension by the German Armed Forces valued at more than $21.0 million to provide on-site maintenance and logistics support for flight simulation equipment. In addition, Eurofighter Simulation Systems GmbH has issued the team of CAE and Rheinmetall Defence Electronics an "instruction to proceed" to provide on-site maintenance and support services for the initial delivery of Eurofighter training devices to the German Armed Forces. CAE's share of the award is valued at approximately $21.0 million over the next five years.

     CAE, the leader of a consortium seeking to execute the CF-18 upgrade training (ADCTS) program on behalf of the government of Canada, was notified in March that a competing consortium had been selected to conclude this upgrade training contract.

Financial Results
(amounts in millions of Canadian dollars,
except operating margins)        Q4-2004   Q3-2004   Q2-2004   Q1-2004  Q4-2003
--------------------------------------------------------------------------------
Revenue                     $      131.2     141.6     100.4      99.6    123.8
EBIT                        $       15.9      12.6      11.8      12.3     22.1
Operating margins           %       12.1       8.9      11.8      12.4     17.9
Backlog                     $    1,270.2   1,207,1   1,213.0   1,225,9  1,235.3
--------------------------------------------------------------------------------

Revenue of $131.2 million for the quarter was $7.4 million or 6% higher than last year's level of $123.8 million. The increase in revenue against the prior year was mainly attributable to the Gesi system program for the Italian Ministry of Defence. Foreign currency fluctuations had a negative impact of approximately $2.9 million. Excluding the foreign exchange effect, revenue for the quarter would have amounted to $134.1 million.

     Military's revenue for the year amounted to $472.8 million, $27.1 million higher than last year's $445.7 million. Strong performance was seen in programs such as the CF-18 System Engineering Support program and Australian Defense Force Aerospace Simulation contract. Excluding the foreign exchange effect, revenue would have amounted to $496.1 million or $23.3 million higher than actual results.

     EBIT for the fourth quarter of $15.9 million was $6.2 million below last year's level of $22.1 million. The variance is mainly attributable to the significantly different mix of programs compared to the prior year. The mix has lead to a major decline in EBIT for the quarter.

     Year-to-date EBIT amounted to $52.6 million, a $21.0 million or 29% decrease from the prior year. These results were adversely affected by higher marketing expenses for bids on major projects. In addition, a mix of programs having lower margin levels in the current year as compared to last year also impacted EBIT. Approximately $4.8 million of the variance in cumulative EBIT can be associated with foreign exchange fluctuation.

     Backlog remained in excess of $1.2 billion as at March 31, 2004. This year's order intake of $507.1 million, 40% from the US market, reflects the award of several strategic contracts. This fiscal year's order intake is 78% higher than last year.

                                               15 CAE FOURTH QUARTER REPORT 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS



Outlook
While the military simulation and training marketplace continues to be driven by the typical ebb and flow of government military procurements (new aircraft platform introductions, upgrades and life extensions to existing aircraft), the current geo-political climate requires an even greater focus on the efficient use of every available dollar. The use of today's advanced simulation technology to ensure increased battlefield survivability is a critical element of any forces' doctrine, and Military is well placed to continue to provide this leading-edge capability.

     CAE's position as the world's leading C-130 training equipment supplier has also been solidified by recent contracts for the US Air Force and Marines to deliver various training devices over the next five years and beyond. Strategic relationships, such as the Rotorsim joint venture with Agusta S.p.A., and the Thales partnership on the NH-90 program, will continue to expand to meet existing and future customer needs.

Marine Controls
CAE's Marine Controls business is a world leader in the supply of automation and control systems for both naval and commercial markets, having been selected to provide controls for more than 140 warships in 18 navies and over 450 commercial ships. Automation systems monitor and control the propulsion, electrical steering, ancillary, auxiliary and damage control systems, while navigation systems allow a ship's crew to plan and navigate safe and efficient passage through the integration of electronic nautical charts with onboard sensors. The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year UK Royal Navy Astute Class Submarine Training (Astute) program awarded in fiscal 2002 and submarine training in Canada. The business also designs and manufactures power plant training simulators.

Review of Operations
The Republic of Korea Navy (ROKN) selected Marine to supply shipboard control systems for the fifth in a series of KDX-II class destroyers. The contract value is approximately $6.0 million. The complete system will be delivered in 2005. This contract, awarded by prime contractor Daewoo Shipbuilding and Marine Engineering Co. Ltd., marks the tenth selection of CAE's integrated platform management system for the ROKN.

     During the quarter, Marine was selected to supply automation systems for installation on a number of commercial ships, two French naval ships and a UK Royal Navy research/support vessel. The value of these contracts is approximately $5.0 million.


16 CAE FOURTH QUARTER REPORT 2004

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



Financial Results
(amounts in millions of Canadian dollars,
except operating margins)    Q-2004    Q3-2004     Q2-2004    Q1-2004    Q4-2003
--------------------------------------------------------------------------------
Revenue                    $   39.2       50.8        34.4       34.2      50.7
EBIT                       $    9.2        9.9         5.6        4.9       8.9
Operating margins          %   23.5       19.5        16.3       14.3      17.6
Backlog                    $  610.2      597.9       618.2      612.5     628.5
--------------------------------------------------------------------------------

Marine's revenue for the fourth quarter amounted to $39.2 million, $11.5 million lower than the same period last year. Customer delays in the Astute and FAST Astute Class Training Services (ACTS) programs, which consequently leads to delays in recognition of revenues, were mainly responsible for the decrease compared to last year.

     Year-to-date revenues of $158.6 million declined by 5% compared to last year. The decrease is a result of delays in orders. In addition cumulative revenue has been negatively impacted by foreign exchange fluctuations by approximately 5% or $7.3 million.

     EBIT for the quarter amounted to $9.2 million, 3% higher than last year. As a percentage of revenue, EBIT for the quarter increased by 5.9 percentage points from 17.6% to 23.5%. Cost savings, along with marginal foreign exchange gains, contributed to the increase in EBIT and the healthy percentage margin.

     Cumulative EBIT of $29.6 million was $2.2 million below the same period last year. The year-over-year decline is primarily due to a negative foreign exchange impact of approximately $2.1 million. Excluding any foreign exchange impacts, EBIT would have been $31.7 million, in line with last year's results.

     The backlog decreased slightly to $610.2 million.

Outlook
The future of Marine continues to be positive based on its capability to improve market scope and depth. Marine made significant progress in entering the Asian market, and over the next few years will focus on opportunities in China and Japan. With the acquisition of Hitec Marine Automation, Marine acquired the capability to compete in any market for integrated bridge control systems. The recent selection of Marine by the United Arab Emirates for Baynunah and Philippines Gunboats projects represents significant milestones for Marine to continue to be well positioned in its markets.


                                               17 CAE FOURTH QUARTER REPORT 2004

CONSOLIDATED BALANCE SHEETS



Consolidated Balance Sheets

                                                 as at March 31   as at March 31
(amounts in millions of Canadian dollars)                  2004             2003
--------------------------------------------------------------------------------
                                                    (Unaudited)        (Audited)
Assets
Current assets
     Cash and cash equivalents                           $ 61.9        $    17.1
     Short-term investments                                   -              2.6
     Accounts receivable                                  390.9            373.1
     Inventories                                          154.8            136.3
     Prepaid expenses                                      20.7             14.0
     Income taxes recoverable                              52.0             25.7
     Future income taxes                                    1.8              3.5
--------------------------------------------------------------------------------
                                                          682.1            572.3
Restricted cash                                             7.0             14.4
Assets of discontinued operations (Note 3)                    -             50.0
Property, plant and equipment, net                        843.0            930.4
Future income taxes                                        93.8             85.7
Intangible assets                                         155.2            171.7
Goodwill                                                  343.8            366.8
Other assets                                              168.4            165.2
--------------------------------------------------------------------------------
                                                      $ 2,293.3        $ 2,356.5
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities
     Accounts payable and accrued liabilities         $   350.0        $   413.3
     Deposits on contracts                                 91.1            101.2
     Long-term debt due within one year                    13.5             13.4
     Future income taxes                                   51.1             42.4
--------------------------------------------------------------------------------
                                                          505.7            570.3
Liabilities of discontinued operations (Note 3)               -             17.9
Long-term debt                                            623.4            798.0
Deferred gains and other long-term liabilities            155.6            139.6
Future income taxes                                        89.8             80.5
--------------------------------------------------------------------------------
                                                        1,374.5          1,606.3
--------------------------------------------------------------------------------

Shareholders' Equity
Capital stock (Note 4)                                    367.5            190.5
Contributed surplus (Note 1)                                1.3                -
Retained earnings                                         562.1            531.2
Currency translation adjustment                           (12.1)            28.5
--------------------------------------------------------------------------------
                                                          918.8            750.2
--------------------------------------------------------------------------------
                                                      $ 2,293.3        $ 2,356.5
--------------------------------------------------------------------------------


18 CAE FOURTH QUARTER REPORT 2004

                                               CONSOLIDATED FINANCIAL STATEMENTS



Consolidated Statements of Earnings

                                                       three months ended        twelve months ended
(amounts in millions of Canadian dollars,                   March 31                  March 31
except per share amounts)                              2004         2003          2004         2003
------------------------------------------------------------------------------------------------------
                                                          (Unaudited)                (Unaudited)

Revenue
     Civil Simulation and Training                   $ 128.9      $ 137.7     $   461.8     $   517.2
     Military Simulation and Training                  131.2        123.8         472.8         445.7
     Marine Controls                                    39.2         50.7         158.6         167.6
------------------------------------------------------------------------------------------------------
                                                     $ 299.3      $ 312.2     $ 1,093.2     $ 1,130.5
------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and discontinued operations
     Civil Simulation and Training                   $  12.0       $ 29.5        $ 39.4     $   116.2
     Military Simulation and Training                   15.9         22.1          52.6          73.6
     Marine Controls                                     9.2          8.9          29.6          31.8
     Restructuring costs (Note 8)                      (10.0)           -         (10.0)            -
------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and discontinued operations                        27.1         60.5         111.6         221.6
Interest on debt                                         6.7          4.9          30.0          34.1
Other interest income, net                              (1.9)        (0.3)         (6.1)         (3.7)
------------------------------------------------------------------------------------------------------
Earnings before income taxes and
     discontinued operations                            22.3         55.9          87.7         191.2
Income taxes                                             6.8         16.9          20.6          60.2
------------------------------------------------------------------------------------------------------
Earnings from continuing operations                  $  15.5       $ 39.0        $ 67.1     $   131.0
Results of discontinued
     operations (Note 3)                                (1.2)       (13.8)         (3.1)        (13.8)
------------------------------------------------------------------------------------------------------
Net earnings                                         $  14.3       $ 25.2        $ 64.0     $   117.2
------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share
     from continuing operations                      $  0.06       $ 0.18        $ 0.29     $    0.60
------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share                 $  0.05       $ 0.11        $ 0.27     $    0.53
------------------------------------------------------------------------------------------------------
Weighted average number of
     shares outstanding                                246.6        219.4         233.2         219.4
------------------------------------------------------------------------------------------------------

Consolidated Statements of Retained Earnings

                                                        three months ended                       twelve months ended
                                                             March 31                                 March 31
(amounts in millions of Canadian dollars)               2004        2003                         2004          2003
--------------------------------------------------------------------------------------------------------------------
                                                           (Unaudited)                               (Unaudited)
Retained earnings at beginning
     of period                                       $ 555.2      $ 512.7                     $ 531.2      $  440.4
Share issue costs (net of taxes
     of $2.4 million) (Note 4)                             -            -                        (5.1)            -
Net earnings                                            14.3         25.2                        64.0         117.2
Dividends                                               (7.4)        (6.7)                      (28.0)        (26.4)
--------------------------------------------------------------------------------------------------------------------
Retained earnings at end of period                   $ 562.1      $ 531.2                     $ 562.1      $  531.2
--------------------------------------------------------------------------------------------------------------------


                                               19 CAE FOURTH QUARTER REPORT 2004

CONSOLIDATED FINANCIAL STATEMENTS



Consolidated Statements of Cash Flow

                                                        three months ended                   twelve months ended
                                                              March 31                             March 31
(amounts in millions of Canadian dollars)                  2004        2003                     2004       2003
----------------------------------------------------------------------------------------------------------------
                                                             (Unaudited)                          (Unaudited)
Operating activities
     Earnings from continuing operations             $    15.5    $    39.0                 $   67.1  $   131.0
     Adjustments to reconcile earnings to
       cash flow from operating activities:
           Amortization                                   21.0         20.0                     75.4       70.6
           Future income taxes                             2.3          8.9                      2.1       18.8
           Investment tax credit                          (6.4)        (4.0)                   (22.8)     (18.6)
           Other                                           5.4         (8.3)                    (5.0)     (18.1)
           Decrease (increase) in non-cash
             working capital (Note 6)                     53.0         64.6                   (107.2)     (41.3)
----------------------------------------------------------------------------------------------------------------
Net cash provided by continuing
     operating activities                                 90.8        120.2                      9.6      142.4
----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by
     discontinued operating activities                    (7.2)       (14.6)                    (3.9)      12.5
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating
     activities                                           83.6        105.6                      5.7      154.9
----------------------------------------------------------------------------------------------------------------
Investing activities
     Short-term investments, net                           3.0          5.7                      2.6       18.8
     Capital expenditures                                (29.2)       (56.0)                   (94.5)    (238.9)
     Proceeds from disposal
       of discontinued operations                            -            -                     22.3       25.0
     Proceeds from sale and leaseback
       of assets                                             -         34.8                    122.5      127.0
     Deferred development costs                           (5.2)         2.2                    (12.7)     (13.3)
     Deferred pre-operating costs                         (4.4)        (2.8)                   (10.4)     (10.7)
     Other assets                                        (12.8)       (12.2)                    (5.3)     (27.5)
----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by
     continuing investing activities                     (48.6)       (28.3)                    24.5     (119.6)
----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in)
     discontinuing investing activities                      -          0.3                        -      (14.8)
----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by
     investing activities                                (48.6)       (28.0)                    24.5     (134.4)
----------------------------------------------------------------------------------------------------------------
Financing activities
     Proceeds from long-term debt                        139.2         19.6                    525.3      270.0
     Repayments of long-term debt                       (196.2)      (147.7)                  (650.4)    (326.3)
     Dividends paid                                       (7.3)        (6.6)                   (27.4)     (26.2)
     Common stock issuances                                0.5         (0.3)                   176.4        3.5
     Share issue costs (Note 4)                              -            -                     (7.5)         -
     Other                                                   -         (4.6)                     1.4      (14.1)
----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by
     continuing financing activities                     (63.8)      (139.6)                    17.8      (93.1)
----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in)
     discontinued financing activities                       -          2.9                        -       (1.3)
----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by
     financing activities                                (63.8)      (136.7)                    17.8      (94.4)
----------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes
     on cash and cash equivalents                          3.2          7.3                     (3.2)       2.2
----------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash
     and cash equivalents                                (25.6)       (51.8)                    44.8      (71.7)
Cash and cash equivalents
     at beginning of period                               87.5         68.9                     17.1       88.8
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents
     at end of period                                $    61.9    $    17.1                 $   61.9  $    17.1
----------------------------------------------------------------------------------------------------------------
Supplementary Cash Flow information (Note 6)


20 CAE FOURTH QUARTER REPORT 2004

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

Note 1: Significant Accounting Policies
These interim unaudited consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a consistent basis with CAE's annual consolidated financial statements for the year ended March 31, 2003, except as noted below. For a full description of accounting policies, refer to the CAE Annual Report for the year ended March 31, 2003. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

     Effective April 1, 2003, CAE changed its accounting method pursuant to CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments and began expensing prospectively its stock-based compensation. During the twelve months ended March 31, 2004, compensation cost for CAE's stock options was recognized in net earnings with a corresponding credit of $1.3 million to contributed surplus using the fair value based method of accounting for awards that were granted in May 2003. The assumptions for calculating this expense are similar to the ones disclosed in CAE's US GAAP note for the fiscal year ended March 31, 2003. For the twelve months ended March 31, 2003, no stock-based employee compensation expense for stock options was reflected in net earnings as all stock options granted had an exercise price equal to the intrinsic value of the underlying common stock. In addition, for the same period last year, CAE adopted the pro forma disclosure based on the recommendations of CICA Section 3870 as if the fair value based accounting method had been used to account for stock based compensation cost.

     The Black-Scholes valuation model was used to determine the fair value of options granted in May 2003. The following outlines the assumptions used in the calculation:

                                              twelve months ended March 31, 2004
--------------------------------------------------------------------------------
                                                                     (Unaudited)

 Dividend yield                                                          1.29%
 Expected volatility                                                     41.5%
 Risk-free interest rate                                                 5.75%
 Expected life (years)                                                       6
 Number of options granted                                           3,516,720
 Weighted average fair value of options granted                         $ 1.65
--------------------------------------------------------------------------------

     On April 1, 2003, CAE prospectively adopted the CICA Handbook Section 3063, Impairment of Long-lived Assets. The new section requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. No impairment losses for long-lived assets were recorded in the twelve months of fiscal 2004.


                                               21 CAE FOURTH QUARTER REPORT 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



     On April 1, 2003, the Company prospectively adopted the CICA Handbook
Section 3475 Disposal of Long-lived Assets and Discontinued Operations which requires that assets classified as held for sale be measured at the lower of carrying value and fair value less disposal costs. Assets classified as held for sale are not to be amortized while classified as such. It also requires that the results of operations of a component of an enterprise that has been disposed of by either sale or abandonment be reported as discontinued operations. A component of an enterprise comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise.

     In the twelve months of fiscal 2004, the Company sold three businesses already classified as discontinued operations (Note 3). There were no other disposal activities relating to long-lived assets by the Company for the twelve month period ending March 31, 2004.

Note 2: Business Acquisitions
On March 31, 2003, the Company completed a technology investment in the marine navigation business by acquiring all of the issued and outstanding shares of the Norway-based HiTec Marine Automation AS (HiTec). No consideration was given for the purchase of the shares. The business provides marine navigation products and capabilities for both naval and commercial marine markets. This technology investment complements the Company's existing marine products and capabilities.

     During fiscal 2002, the Company completed four strategic acquisitions, two of which accelerated the Company's move into aviation training (Schreiner and SimuFlite), one which significantly improved the Company's access to the US defense market (BAE systems) and one which provided immediate entry into the commercial marine control systems market (Valmarine).

     These acquisitions were accounted for under the purchase method and their operating results have been included from the respective acquisition dates.


22 CAE FOURTH QUARTER REPORT 2004

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



     The net assets acquired are summarized as follows:

                                   2003                                                              2002
-----------------------------------------------------------------------------------------------------------
(amounts in millions        HiTec Marine        BAE
of Canadian dollars)          Automation     Systems      Valmarine       Schreiner   SimuFlite      Total
-----------------------------------------------------------------------------------------------------------
Current assets                  $    5.6   $    36.2      $    16.3       $    15.3      $ 23.0     $ 90.8
Current liabilities                (13.3)      (65.8)          (8.7)          (37.0)       (8.2)    (119.7)
Property, plant
     and equipment                   0.1        59.0            0.5           167.9       262.0      489.4
Intangible assets
     Trade names                       -           -            3.2               -        37.1       40.3
     Customer relations                -           -            9.8            66.0        29.2      105.0
     Customer contractual
       agreements                      -           -            2.3             2.2         3.6        8.1
     Other intangibles               1.2         2.5            3.1               -         7.0       12.6
Goodwill                             1.6       104.2           40.4           102.8       106.3      353.7
Future income taxes                  4.8        36.6           (3.9)          (34.2)       15.1       13.6
Long-term debt                         -       (17.3)             -           (23.1)      (52.4)     (92.8)
Long-term liabilities                  -       (36.1)             -               -           -      (36.1)
-----------------------------------------------------------------------------------------------------------
                                       -       119.3           63.0           259.9       422.7      864.9
Less: Sale and
        leaseback of assets            -           -              -               -       (86.2)     (86.2)
      Shares issued                    -           -          (21.1)              -           -      (21.1)
-----------------------------------------------------------------------------------------------------------
Total cash
     consideration              $      -   $   119.3      $    41.9       $   259.9     $ 336.5    $ 757.6
-----------------------------------------------------------------------------------------------------------


     The net assets of Schreiner, SimuFlite and approximately 10% of the net assets of BAE Systems are included in the Civil Simulation and Training segment. The balance of the net assets of BAE Systems is included in the Military Simulation and Training segment. Net assets of Valmarine and HiTec are included in the Marine Controls segment.

     The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

     There were certain adjustments to the assets and liabilities recorded in fiscal 2003 for three of the businesses acquired. For Valmarine, the adjustment related to the final evaluation of other intangible assets. With Schreiner, the adjustment pertained to the accounting for simulators that were being built at the time the acquisition was completed. For SimuFlite, the adjustment resulted from a purchase price arbitration settlement which occurred in fiscal 2003. Hitec Marine Automation was adjusted in the first quarter of fiscal 2004, with the final evaluation of the tax liabilities, and then again in the second quarter with the final evaluation of the integration costs.


                                               23 CAE FOURTH QUARTER REPORT 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



     The adjustments made in fiscal year 2003 and 2004 to the purchase price equation are summarized as follows:

                                    2004                                                           2003
---------------------------------------------------------------------------------------------------------
                                   HiTec
(amounts in millions              Marine
of Canadian dollars)          Automation      Valmarine       Schreiner        SimuFlite          Total
---------------------------------------------------------------------------------------------------------
Current assets                     $   -      $   (0.1)         $    -          $ (2.7)      $   (2.8)
Current liabilities                  0.7             -            (0.1)           (6.0)          (6.1)
Property, plant and equipment          -             -               -             3.2            3.2
Intangible assets                      -           7.3               -               -            7.3
Goodwill                           (0.7)          (2.9)          (11.6)            1.9          (12.6)
Future income taxes                    -          (4.3)           (2.2)              -           (6.5)
Long-term debt                         -             -            13.9            (3.3)          10.6
---------------------------------------------------------------------------------------------------------
Total cash consideration           $   -      $      -          $    -         $  (6.9)      $   (6.9)
---------------------------------------------------------------------------------------------------------



Note 3: Discontinued Operations

Cleaning Technologies
On February 28, 2002, the Company completed the sale of two of CAE's five Cleaning Technologies operations. The Company sold the shares of CAE Ransohoff Inc., ("Ransohoff") of Cincinnati, Ohio and CAE Ultrasonics Inc., of Jamestown, New York to the management of these operations. The total consideration was initially US$21.4 million, comprised of US$9.2 million cash and a holdback of US$1.6 million payable 120 days from closing with the balance in the form of long-term subordinated notes receivable. In fiscal 2003, the total consideration was reduced by US$2.2 million based on an audit of the closing statement of financial position.

     On June 28, 2002, CAE sold the shares of CAE Cleaning Technologies Plc to the management of Ransohoff for a note receivable of $1.2 million ((pound)0.5 million).

     On April 30, 2003, CAE completed the sale of certain assets of its German Cleaning Technologies operations for a cash consideration of (euro)25,000, approximating book value. Subsequent to completing the sale, CAE incurred post disposition costs with respect to the transfer of employees, resulting in a charge recorded in its results of Discontinued Operations of $2.6 million, net of income taxes - $1.7 million.


24 CAE FOURTH QUARTER REPORT 2004

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



     On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technology business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration, after completion of the closing date audit of assets being sold was US$2.1 million. Of this amount, US$1.5 million has been received and the balance, US$0.6 million is due on the first anniversary from closing, July 31, 2004. In addition, the company is entitled to receive further consideration of US$1.0 million based on the future performance of the combined businesses over the 53 month period from closing. No value has been ascribed in these financial statements to this additional consideration.

Forestry Systems

     On March 28, 2002, CAE completed the sale of its fibre screening business to the Advanced Fiber Income Fund (AFT) for cash proceeds of $162.0 million. Following the closing of this transaction, certain additional costs were incurred over the amounts estimated when the transaction was completed. As a result, CAE recorded in its loss from Discontinued Operations in fiscal 2003, an additional after tax cost of $3.2 million (income taxes - $1.1 million) for these adjustments.

     On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for cash consideration of $25.0 million and a further estimated payment of $10.0 million, included in other assets, based on the operating performance of the Company in the three year period following the closing date.

     On May 2, 2003, CAE completed the sale of its remaining Forestry Systems business to Carmanah Design and Manufacturing Inc. for a total cash consideration of $20.3 million. The Company is entitled to receive further consideration based on the performance of the business over the 30 month period following the closing. No value has been ascribed to this additional consideration in these financial statements.

                                               25 CAE FOURTH QUARTER REPORT 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



     Summarized financial information for the discontinued operations is as follows:

                                                  three months ended         twelve months ended
                                                      March 31                     March 31
(amounts in millions of Canadian dollars)           2004         2003          2004           2003
---------------------------------------------------------------------------------------------------
                                                    (Unaudited)                  (Unaudited)
Revenue
     Cleaning Technologies                       $     -     $   13.4      $    1.7      $    72.0
     Forestry Systems                                  -          2.3           3.1           20.8
----------------------------------------------------------------------------------------------------
                                                 $     -     $   15.7      $    4.8      $    92.8
----------------------------------------------------------------------------------------------------
Net loss from Cleaning Technologies after measurement date,
     net of tax recovery
     (YTD - 2004 - $1.7; 2003 - $7.7)
     (QTR - 2004 - $0.7; 2003 - $7.7)            $   0.7     $    6.6      $    2.6      $     6.6
Net loss from Forestry Systems after measurement date,
     net of tax recovery
     (YTD - 2004 - $0.2; 2003 - $3.0)
     (QTR - 2004 - $0.2; 2003 - $3.0)                0.5          7.2           0.5            7.2
---------------------------------------------------------------------------------------------------
Net loss from discontinued operations            $   1.2     $   13.8      $    3.1      $    13.8
---------------------------------------------------------------------------------------------------


                                                 as at March 31, 2004             as at March 31, 2003
                                            Forestry         Cleaning         Forestry        Cleaning
(amounts in millions of Canadian dollars)    Systems     Technologies          Systems    Technologies
--------------------------------------------------------------------------------------------------------
                                                   (Unaudited)                    (Audited)
Current assets                              $      -       $      -        $      11.5      $     7.9
Property, plant and equipment, net                 -              -                2.7            3.7
Goodwill                                           -              -               16.0            4.8
Other assets                                       -              -                0.8            2.6
--------------------------------------------------------------------------------------------------------
                                                   -              -               31.0           19.0
--------------------------------------------------------------------------------------------------------
Assets of discontinued operations                          $      -                         $    50.0
--------------------------------------------------------------------------------------------------------
Current liabilities                                -              -               12.8            0.1
Other liabilities                                  -              -                0.9            4.1
--------------------------------------------------------------------------------------------------------
                                            $      -       $      -        $    $ 13.7      $     4.2
--------------------------------------------------------------------------------------------------------
Liabilities of discontinued
  operations                                               $      -                         $    17.9
--------------------------------------------------------------------------------------------------------



26 CAE FOURTH QUARTER REPORT 2004

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



Note 4: Capital Stock

                                                   as at March 31, 2004             as at March 31, 2003
(amounts in millions of Canadian dollars,      Number            Stated           Number          Stated
except number of shares)                    of Shares             Value        of shares           Value
----------------------------------------------------------------------------------------------------------
                                                    (Unaudited)                           (Audited)
Balance at beginning of period            219,661,178           $ 190.5      218,955,780         $ 186.8
Shares issued (a)                          26,600,000             175.0                -               -
Stock options exercised                       282,000               1.4          650,776             3.5
Stock dividends                               106,002               0.6           54,622             0.2
----------------------------------------------------------------------------------------------------------
Balance at end of period                  246,649,180           $ 367.5      219,661,178         $ 190.5
----------------------------------------------------------------------------------------------------------


(a) On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share, for cash proceeds of $175.0 million before share issue costs of $5.1 million (net of income taxes of $2.4 million).

Note 5: Letters of Credit and Guarantees
As at March 31, 2004, CAE had outstanding letters of credit and performance guarantees in the amount of $207.7 million (March 31, 2003 - $195.1 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions.

     Advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. Contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003, sale and leaseback transaction.

(amounts in millions of Canadian dollars)           as at March 31, 2004    as at March 31, 2003
-------------------------------------------------------------------------------------------------
                                                             (Unaudited)               (Audited)
Advance payment                                                  $ 146.4                 $ 159.9
Contract performance                                                22.5                    32.4
Operating lease obligation                                          31.1                       -
Others                                                               7.7                     2.8
-------------------------------------------------------------------------------------------------
Total                                                            $ 207.7                 $ 195.1
-------------------------------------------------------------------------------------------------


                                               27 CAE FOURTH QUARTER REPORT 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



Note 6: Supplementary Information
Cash provided by (used in) non-cash working capital:

                                              three months ended           twelve months ended
                                                   March 31                     March 31
(amounts in millions of Canadian dollars)     2004          2003           2004           2003
------------------------------------------------------------------------------------------------
                                                 (Unaudited)                   (Unaudited)
Accounts receivable                         $  15.2        $  5.4        $ (21.3)       $  22.3
Inventories                                    24.5           7.8          (19.0)          (3.1)
Prepaid expenses                               (4.2)         (6.1)          (6.6)          (6.0)
Accounts payable and
     accrued liabilities                       12.3          73.8          (56.4)          13.7
Deposits on contracts                          (2.7)        (10.7)          (8.7)         (91.3)
Income taxes recoverable                        7.9          (5.6)           4.8           23.1
------------------------------------------------------------------------------------------------
Decrease (increase) in non-cash
     working capital                        $  53.0        $ 64.6        $(107.2)       $ (41.3)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Interest paid                               $  10.1        $ 15.1        $  41.0        $  38.8
------------------------------------------------------------------------------------------------
Income taxes (recovered) paid               $  (2.4)       $  4.3        $   8.3        $   3.5

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Foreign exchange gain (loss)                $   4.1        $ (1.9)       $  10.6        $   6.1
------------------------------------------------------------------------------------------------

Note 7: Operating Segments and Geographic Information
The Company's significant operating segments include:

 (i) Civil Simulation and Training - a world-leading supplier of civil flight simulators and visual systems, and a provider of business and civil aviation training.

(ii) Military Simulation and Training - a premier supplier of military flight and land-based simulators, visual and training systems.

(iii) Marine Controls - a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on earnings before interest, income taxes and discontinued operations and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, restricted cash, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and other long-term liabilities.


28 CAE FOURTH QUARTER REPORT 2004

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



     Financial information on the Company's operating segments is shown in the following table:

Operating Segments                                    as at              as at
(amounts in millions of Canadian dollars)    March 31, 2004     March 31, 2003
--------------------------------------------------------------------------------
                                                (Unaudited)          (Audited)

Capital employed
     Civil Simulation and Training               $ 1,041.8          $ 1,156.9
     Military Simulation and Training                301.8              247.7
     Marine Controls                                 160.0              122.9
     Other                                           (23.5)              (9.7)
--------------------------------------------------------------------------------
Total capital employed                           $ 1,480.1          $ 1,517.8
     Cash and cash equivalents                        61.9               17.1
     Restricted cash                                   7.0                  -
     Short-term investments                              -                2.6
     Income taxes recoverable                         52.0               25.7
     Accounts payable and accrued liabilities        350.0              413.3
     Deposits on contract                             91.1              101.2
     Future income taxes - short-term                  1.8                3.5
     Future income taxes - long-term                  93.8               85.7
     Deferred gains and long-term liabilities        155.6              139.6
     Assets of discontinued operations                   -               50.0
--------------------------------------------------------------------------------
Total assets                                     $ 2,293.3          $ 2,356.5
--------------------------------------------------------------------------------
Total assets by segment
     Civil Simulation and Training               $ 1,327.3          $ 1,474.3
     Military Simulation and Training                503.6              442.6
     Marine Controls                                 219.4              214.8
     Assets of discontinued operations                   -               50.0
     Other                                           243.0              174.8
--------------------------------------------------------------------------------
                                                 $ 2,293.3          $ 2,356.5
--------------------------------------------------------------------------------
Additions and adjustments to goodwill
     Civil Simulation and Training               $   (12.5)           $  (4.9)
     Military Simulation and Training                 (7.4)              (7.1)
     Marine Controls                                  (3.1)               3.3
--------------------------------------------------------------------------------
                                                 $   (23.0)           $  (8.7)
--------------------------------------------------------------------------------
Additions and adjustments to intangible assets
     Civil Simulation and Training               $    (6.0)            $  6.1
     Military Simulation and Training                 (0.2)              (0.2)
     Marine Controls                                  (1.5)              12.1
--------------------------------------------------------------------------------
                                                 $    (7.7)            $ 18.0
--------------------------------------------------------------------------------


                                               29 CAE FOURTH QUARTER REPORT 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



Operating Segments (continued)

                                              three months ended          twelve months ended
                                                    March 31                    March 31
(amounts in millions of Canadian dollars)       2004          2003           2004           2003
-------------------------------------------------------------------------------------------------
                                                   (Unaudited)                   (Unaudited)
Capital expenditures
     Civil Simulation and Training            $ 24.1        $ 47.4      $    83.5     $    207.0
     Military Simulation and Training            2.0           7.5            5.1           12.1
     Marine Controls                             3.1           1.1            5.9           19.8
-------------------------------------------------------------------------------------------------
                                              $ 29.2        $ 56.0      $    94.5     $    238.9
-------------------------------------------------------------------------------------------------
Amortization of property, plant and equipment
     Civil Simulation and Training            $  9.5        $ 11.5      $    38.3     $     37.8
     Military Simulation and Training            4.1           2.7           12.7           11.0
     Marine Controls                             0.4           0.8            1.6            3.0
     Other                                       0.3           0.3            0.9            0.3
-------------------------------------------------------------------------------------------------
                                              $ 14.3        $ 15.3      $    53.5     $     52.1
-------------------------------------------------------------------------------------------------
Amortization of intangible assets
     Civil Simulation and Training            $  1.6         $ 1.8      $     6.8     $      7.5
     Military Simulation and Training              -           0.2            0.1            0.2
     Marine Controls                             0.5           0.4            1.9            2.0
-------------------------------------------------------------------------------------------------
                                              $  2.1         $ 2.4      $     8.8     $      9.7
-------------------------------------------------------------------------------------------------
Amortization of other assets
     Civil Simulation and Training            $  3.9         $   -      $    10.1     $      5.3
     Military Simulation and Training            0.4           0.4            1.4            1.6
     Other                                       0.3           1.9            1.6            1.9
-------------------------------------------------------------------------------------------------
                                              $  4.6         $ 2.3      $    13.1     $      8.8
-------------------------------------------------------------------------------------------------
Revenue from external customers based on their location
     Canada                                   $ 29.8        $ 24.9      $   128.5     $     89.0
     United States                              86.8          79.6          338.2          329.5
     United Kingdom                             25.3          32.7          110.6          149.7
     Germany                                    46.1          42.8          137.5          119.1
     Other European countries                   52.2          44.9          177.6          156.2
     Other countries                            56.1          87.3          200.8          287.0
-------------------------------------------------------------------------------------------------
                                             $ 299.3       $ 312.2      $ 1,093.2     $  1,130.5
-------------------------------------------------------------------------------------------------

Note 8: Restructuring Costs
On April 5, 2004 the Company announced employee layoffs, 85% were based in Montreal. A restructuring charge of $8.2 million with respect to these employees to cover severance and other costs has been recorded in the results of the fourth quarter of fiscal year 2004, in accordance with the CICA's EIC-134 Accounting for Severance and Termination Benefits.

     The $8.2 million liability is included in the Company's balance sheet under the accounts payable and accrued liabilities line. This liability is expected to be fully used during the first quarter of fiscal year 2005. Earlier during the fourth quarter of fiscal year 2004, the Company incurred $1.8 million in severances costs for Montreal-based employees. The total restructuring costs incurred during the fourth quarter and, for fiscal 2004 amounted to $10.0 million.

30 CAE FOURTH QUARTER REPORT 2004

                                                                      [CAE LOGO]




www.cae.com